

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

<u>Via E-mail</u>
Joseph Wade
SouthCorp Capital, Inc.
205 Ave. Del Mar #984
San Clemente, CA 92674

> **Re:** **SouthCorp Capital, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 9, 2014**
> **File No. 000-21155**

Dear Mr. Wade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 2</u>

<u>Reverse Merger, page 2</u>

1.   We note your response to comment 2 of our letter dated June 6, 2014, and your revised disclosure on page 2. Please revise your disclosure to provide a more detailed chronological summary of your reverse merger with Skyline Holdings, Inc. and identify the officer(s) and majority shareholders of both SouthCorp Capital, Inc. and Skyline Holdings, Inc. prior to the reverse merger. Please also include the information you provided in response to comment 2 regarding WB Partners' purchase of 91% of the outstanding common stock of SouthCorp Capital, Inc. Finally, please provide more detail regarding the "Share Exchange Agreement" between the two entities to better explain how your current stock structure and ownership came into existence.

2.   We note your disclosure on page 2 that the former shareholders of Skyline Holdings, Inc. held approximately 99% of the outstanding shares of SouthCorp Capital, Inc. at the closing date. Please identify these former shareholders of Skyline Holdings, Inc., and reconcile, if necessary, with your disclosure on page 27 indicating that Mr. Wade owns only 95% of your outstanding common stock.

3.   We note several discrepancies between your disclosure and Exhibit 10.1. For example, we note that pages 2 and 7 of Exhibit 10.1 indicate that SouthCorp Capital, Inc. is a Nevada corporation. However, on page 2 of the registration statement, you state that it was incorporated in Delaware in 2006. Similarly, we note that page 4 of Exhibit 10.1 states that Skyline Holdings, Inc. is a California corporation and "is engaged in the business of owning and racing thoroughbreds throughout the United States." However, on page 2 of the registration statement, you state that Skyline Holdings is incorporated in Indiana. Please reconcile or advise.

Business of Registrant, page 2

4.   We note your response to prior comment 3, as well as your revised disclosure. We also note that you continue to disclose that you intend to generate revenues from rental income on pages 7, 12, 20, and F-6. Please revise or advise.

5.   We note your response to prior comment 5.   We also note that you continue to disclose that you seek to acquire properties in "markets where demographics support need for senior living and healthcare related facilities" on pages 16 and   F-6. Please revise or advise.

Officers and directors of the Company are subject to potential conflicts . . ., page 6

6.   We note your new risk factor on page 6 regarding potential conflicts of interest. Please explain Mr. Howarth's connection to you. In addition, we cannot locate your referenced disclosure on page 33. Please revise or advise.

Our offering price is arbitrary . . ., page 11

7.   We note your response to prior comment 16. Your risk factors entitled "[o]ur offering price is arbitrary . . .," and "[u]pon completion of this offering there will be an immediate . . .," continue to reference an offering of your common shares. Please revise or advise.

Statements of Cash Flows, page F-5

8.   We note your response to prior comment 35. Please clarify whether you borrowed $54,938 from an officer for the purchase of your properties, or whether an officer purchased the properties, as is noted on page F-5. Please revise your disclosure to

clarify. If the $54,938 was in fact borrowed from an officer to facilitate the purchase of your properties, that amount should be shown as a cash inflow from financing activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Angela McHale, Attorney-Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief